# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: comScore, Inc., CIK 0001158172
CUSIP: 20564W105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0001104659-23-063674
Filed by CIK 0001611983
Persons authorized to receive notices and communications: Jessica M. Fischer, 400 Washington Blvd., Stamford, Connecticut (CT), 06902, (203) 905-7801

## Reporting persons
- Liberty Broadband Corporation (CIK 0001611983): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: comScore, Inc.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment: Liberty Broadband Corporation, a Delaware corporation (the "Reporting Person"), is filing this Statement on Schedule 13D/A with respect to shares of the common stock, par value $0.001 per share (the "Common Stock"), of comScore, Inc., a Delaware corporation (the "Issuer"). The statement on Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") by the Reporting Person on May 23, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 26, 2024, Amendment No. 2 to the Schedule 13D filed with the SEC on September 30, 2025 and Amendment No. 3 to the Schedule 13D filed with the SEC on December 31, 2025 (collectively, the "Schedule 13D"), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D/A constitutes Amendment No. 4 to the Schedule 13D (this "Amendment" and, together with the Schedule 13D, this "Statement"). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified. This Amendment is being filed to disclose that the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock and this Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On August 19, 2026, the Reporting Person was acquired by Charter Communications, Inc. ("Charter"), pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of November 12, 2024, by and among Charter, Fusion Merger Sub 1, LLC, a Delaware limited liability company and wholly owned direct subsidiary of Charter ("Merger LLC"), and Fusion Merger Sub 2, Inc., a Delaware corporation and wholly owned direct subsidiary of Merger LLC ("Merger Sub"), pursuant to which (i) Merger Sub merged with and into the Reporting Person (the "Merger"), with the Reporting Person surviving the Merger as the surviving corporation and a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the Reporting Person (as the surviving corporation in the Merger) merged with and into Merger LLC (the "Upstream Merger", and together with the Merger, the "Combination"), with Merger LLC surviving the Upstream Merger as the surviving company and a wholly owned subsidiary of Charter.
In connection with the completion of the Merger on August 19, 2026, the Reporting Person no longer beneficially owns any shares of Common Stock, including any shares of Series C Preferred Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of August 19, 2026, the Reporting Person beneficially owns zero shares of Common Stock, including zero shares of Series C Preferred Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of August 19, 2026, the Reporting Person beneficially owns zero shares of Common Stock, including zero shares of Series C Preferred Stock.
Transactions in the class effected during the past sixty days: Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, with respect to the Common Stock in the past sixty days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 19, 2026, in connection with the Merger, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

## Signatures
- Liberty Broadband Corporation: /s/ Jessica M. Fischer, Chief Financial Officer (08/21/2026)